Exhibit 23
The Board of Directors
Taubman Centers, Inc.
and Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan:
We consent to the incorporation by reference in the registration statements (nos. 333-81577 and 333-125066) on Form S-8 of Taubman Centers, Inc. of our report dated June 23, 2008, with respect to the statements of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2007, and the related supplemental schedule H, part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of The Taubman Company and Related Entities Employee Retirement Savings Plan.
KPMG LLP
Chicago, Illinois
June 23, 2008